Exhibit 99.5

INFOSYS TECHNOLOGIES
Q3 RESULTS
INVESTER CONFERENCE CALL
JANUARY 9, 2004 7:00PM IST

Moderator: Good morning ladies and gentleman and welcome to the Infosys Technologies Investor conference call for the third quarter fiscal year 2003-2004. At this time, all participants’ lines are in the listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. I would now like to turn the call over to Mr. P.R. Ganapathi, Investor Relations Officer. Mr. Ganapathi, you may begin.

Ganapathi: Thank you very much Alfa. Morning, and hello ladies and gentleman. Thank you for joining us to discuss the results of the quarter ended December 31, 2003, which is the third quarter of our fiscal year 2003-2004, and is also the fifth complete year in terms of quarters that we have reported since we listed on Nasdaq. I am sure you have had a chance to look at our press release and the various data sheets that we have posted on our website, www.infosys.com. I would like to take this opportunity to announce the appointment of Mr. Sandeep Shroff as General Manager, Investor Relations. Sandeep has several years of experience in the financial services industry. He was an analyst covering among other things our sector and some of the other offshore services players, and I am sure that interacting with him you will find a rich resource with which to understand offshore IT services and Infosys. He can be reached at 510-742-2960. He will be based in the Fremont office, and his email ID is sandeep_shroff@infosys.com. It has been a pleasure interacting with you all over these last five years and over the next month or so, I will be transitioning US IR work to Sandeep. I am sure you will find interacting with him very fulfilling. To move on to the call today, I have with me at a conference room in Bangalore Mr. Nandan Nilekani, CEO and President of Infosys and members of the senior management team. We will begin with some comments from them on the quarterly performance and their outlook and what they see from the market place, and then we will turn it over to you all for questions. Just before I hand over to Mr. Nilekani, I have a small duty to perform in reminding you that anything that we say that refers to our outlook for the future must be read in conjunction with the risks that we face and these risks have been detailed in our filings with SEC, and so they must be looked at in a holistic fashion. With that I now turn over the call to Bangalore, Mr. Nandan Nilekani, President and CEO of Infosys.

Nandan Nilekani: Thank you Gans, and I would like to welcome all of you to this earnings call for the results of the quarter ended December 31, 2003. This has been a good quarter for Infosys. Our revenues for the quarter went up to 275.9 million up 38% from the corresponding quarter last fiscal and earnings per ADS has gone up to 54 cents as opposed to 40 cents in the corresponding quarter last fiscal. This quarter we have added 30 new clients across many industries especially in telecommunication service providers and in financial services, and we have also added a gross addition of 3660 employees and a net of about 3100 employees for the quarter across both Infosys and Progeon, and today the Infosys-Progeon combination has over 23,000 employees. This quarter while we have been able to meet on all the metrics of growth, earnings, AR collection of 56 days, utilization of 82.5% etc., it has also been a quarter that we have gone through our reorganization. We have, in the US, reorganized our units into vertical IBUs along different business lines like banking, capital markets, insurance, healthcare, life sciences, etc., and we believe that this is the way for us to deal with our goal of going up the value chain of meeting increasing expectations from clients, of dealing with fast changing economic conditions, and a competitive scenario where the world has accepted the global delivery model and is now looking for us to enhance it using our business knowledge and leveraging technology. This quarter also has been significant with our first acquisition of Expert Information Systems from Australia, and we are working towards seamless integration of this and we are delighted that the CEO of Expert and now the CEO of Infosys Australia, Gary Ebeyan is here on this call with us and will be happy to take any questions about our Australia strategy. Our efforts also in terms of driving work offshore has worked well and offshore utilization has gone up to 67.8% of the effort done as compared to just 63.9% for the same quarter in the previous year. So, I think this quarter has been good both in terms of us meeting and exceeding our financial performance as well as in doing a lot of strategic changes both in terms of acquisition as well as in terms of restructuring so that we have laid the foundation for the growth for the coming years. With this I will ask Kris, our Chief Operating Officer, to go into some of the operating details. Kris.

Kris: Thanks Nandan. Geographically, Europe has increased to 20.7% of revenues from 18% of revenues. This is due to increased, you know, over the last few quarters, we have increased the marketing persons in Europe proactively and it’s started yielding some results. Among services, package implementation service again has shown improvement over the last quarter, last quarter was 12.6% of revenues and this quarter it is 14.8% of revenues. Over the last 12 months, package implementation has gone from 10% of revenues to 13.8% of revenues actually. So, clearly our objective of moving up the value chain providing services at the upper end of this value chain is working. In terms of the services which have been introduced over the last three or four years, these all adds up to now about 28%-30% of revenues actually. In terms of onsite-offshore, Nandan talked about the percentage onsite coming down from 32.6% to 32.2% in terms of effort. In terms of billing rates, onsite has come down marginally by 0.6%, blended has come down by 0.7%. But basically there is stability in prices. We are not involved in any major re-negotiations, downward revision of prices and things like that. Our largest client constitutes 5.5% of revenues. We have two clients giving us revenue of more than $50 million over the last 12 months, and 130 clients with whom we are doing business for more than a million dollars. So, definitely repeat business from our existing clients is a significant contributor to the growth. Repeat business is 92% and we have also added 30 new clients which Nandan mentioned. Our attrition stands at 10% versus last quarter was 9.1%, so there is a marginal increase in attrition. We have added 505 lateral employees, that is people with experience, this quarter, again one of the largest number in Infosys history. With this, let me hand it over to Mohan.

Mohandas Pai: Thank you Kris. Our guidance for the fourth quarter is $290-293 million and 55 cents as against 54 cents for this quarter. I want to add that the guidance for the fourth quarter does not include any exchange variation. We had an income of $3.5 million before tax for exchange variation in the third quarter, and we have not projected any exchange variation because a part of the exchange variation is due to translation differences, which we will not be able to know. We have hedged our receivables to the extent of $107 million for this quarter. We also get about approximately 20% of revenues from non-US source currencies. So to that extent there is a natural hedge because this currency would move the other way. As Kris said, pricing has been stable. There has been a slight decline in onsite, which is not a cause for any great concern. Our gross profit is at 43.5% as against 43.9% the previous quarter. The decline has been because of an increase in offshore salaries, basically because of variable compensation, the bonus component is higher this quarter than the previous quarter. SG&A expenses are at 15% as against 15.3% with sales and marketing being 7.5% as against 7.2%, the slight increase is to the bonus component. G&A has come down to 7.5% from 8.1%; the decline is primarily due to decline in provisioning for overdue receivables. Operating margin is 27.4% and other income, which is non-operating income, is 3.4% consisting of treasury income of 2% and the balance is exchange differences. So, the rupee has been more stable in the third quarter than in the second and first quarter. We have made a provision for investments of about $500,000. Profit before tax is about 30.6%, tax is up 5.1%, which is approximately 13.99% on the profit before tax. Net income is at 25.6%. Cash flows continue to be strong. Our cash balance has grown by $80 million this quarter as against a profit, which has grown on a consolidated basis by $70.5 million. We have had about $50 million received on exercise of stock options by our employees. We have spent $18 odd million for capex expenses this quarter. We had said earlier that we would spend $100-120 million on Capex. In the nine months, we have spent 48.6 and this quarter which you will see an acceleration of trend. We are on a consolidated basis at 23,209 employees, we added the highest number of employees as Kris said. With this I would like to open the floor for questions. Thank you.

Moderator: Thank you. We will now begin the question and answer session. If you have a question, you will need to press *1 on your touchtone phone. You will hear an acknowledgment, you have been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the “pound” sign. Your questions will be queued in the order that they are received. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, if there are any questions, please press *1 on your touchtone phone. Our first question comes from <name not audible> from Goldman Sachs. Please go ahead.

Male participant: Good afternoon gentleman. Quick question Mohan for you. Can you just go through the contribution expectations that you have for your Australian acquisition, which you just read in the fourth quarter?

Mohandas Pai: In the first quarter of the Australian operations being in our revenue base, so we assumed a revenue of about $8 million and we assumed a net income between 8-10%.

Male participant: Okay, great. And now on the comments that you made about the AR provisioning, can you just walk us through that again? It sounded like you had some AR provisioning declines associated with some overdue expenses because you collected the expenses or because you are just writing those off?

Mohandas Pai: It is just because our policy calls for provisioning in case anything goes above 180 days. In the event something goes above 180 days, there is an automatic provisioning requirement, plus it triggers off an event where there is a review by the CEO and the CEO’s review leads to collection in the next quarter. So, we have a natural hedge against any deterioration and that has resulted in a lesser provisioning this quarter.

Male participant: Got it, okay, great. And real quickly, I think, Kris, if you can just go back through the comments that you made about renegotiations, it sounds like you don’t have any major renegotiations or you did not have any in the December quarter or will there be any that we need to be concerned about in the next 12 months?

Kris: Well, I think, renegotiations this year have not been as significant as people have been thinking because at last call we probably had 17-18 clients out of 357 clients now with about 300 beginning at the year who came for renegotiations. It is not as significant as people make it out to be. But there could be one or two sporadic chances of a client coming for renegotiation and that trend is expected to continue. We are told by the head of worldwide sales that pricing continues to be stable now and he does not see the threat of any renegotiations in the near term.

Male participant: Okay, great, and Mohan may be I can just jump the gun here a little bit as far as fiscal 2005, are you ready to give us a little bit of a preview on the outlook for 05 or may be it is too early?

Mohandas Pai: I think it is a bit too early but I will request our CEO to make some remarks about the prospect that he sees for the future year from wherever he is today.

Male participant: That is great, thank you.

Nandan Nilekani: Thanks Mohan for giving me this opportunity to do some forecasting. Well, I think, you know, on a broad sense the few messages that we have are one that the outsourcing trend continues to gain momentum in spite of the back lash and that it is becoming a mainstream point of view for many corporations across the world. We think that the US economy has grown much better in the last quarter and while we do not see IT spending itself going up too much, we do believe that IT spending will get reallocated to activities like offshore outsourcing to that extent. We think that trend is going to continue, and from our side we have geared up in terms of creating the vertical units and focusing on business solutions which we believe is a way for us to go up the value chain in the coming years, and also we are ramping up in terms of employees, as I mentioned earlier we added a gross of more than 3600 employees across Infosys and Progeon this quarter. So, I think, while I cannot give specific numbers, I think, we do believe that there is sufficient interest in outsourcing and we are gearing up both for an organization structure point of view as well as from a capacity point of view to deal with that.

Male participant: Nandan, may be I can follow up real quickly than, from an analyst perspective about a year ago this time of the year or actually a little bit sooner than that, you know, we had heard that margins in India were going to zero. Clearly that is not the case and you guys are doing a pretty good job of holding the line on the operating margins that you have, you know, either you or Mohan can answer this question but as you look at fiscal 05, the margin projection that I think you just kind of looking at is may be still down. The materiality of that, I guess, is really the sort of the open-ended question as far as how much those margins come down if at all. Can you just comment directionally about margins for fiscal 05 obviously without getting into any specifics if at all possible?

Nandan Nilekani: There are three items which could impact the margins to move. The first is pricing, and right now we see pricing to be stable. The second is employee compensation, the situation remains the same and as much as there is wage inflation for the project management level, at the entry level, there is no significant wage inflation. And the third, the rupee-dollar rate, we have managed to hedge the rupee-dollar rate in this entire year, in the last 12 months, by taking forward cover. So, the impact has not been as significant as one would think it would be, and we do think that going forward there are reasonable expectations that some hedging techniques would minimize the impact if any. So, the only significant feature would be any wage increase, and we have a variable compensation plan which makes it possible to ride out any significant wage increases. In case the company corporation do very well, we would see people getting much much more. In case the corporation’s profitability is impacted, the variable compensation would insulate the corporation to some extent. So, I think we are positive about the margins being stable, fluctuating in a narrow band in the near future.

Male participant: Thank you very much and congratulations on the quarter.

Moderator: Our next question comes from <name not audible> Khatri from SB <entity not audible>. Please go ahead.

Male participant: Hi, I wanted to congratulate you for a very impressive quarter. I have a couple of questions here. One, what sort of wage inflation number do you think we should incorporate in our FY05 models, I know we are not talking about estimates but what is your, you know, estimate or guesstimate for wage inflation in 05? That is number one. Number two, the turnover rate seems to be inching again, not a huge increase but what is the, I mean, I am assuming you have some ongoing internal efforts to be able to kind of may be just stabilize it at a certain level, may be you can talk about that, and then finally, Europe grew, I think, in a very healthy 74% year over year. It seems that Europe, the whole offshore concept seems to be taking off in Europe, which has been like in the

US. Can you talk a bit about your ongoing European effort, you head count in Europe, where do you see the demand coming through and where do you see the next market to go in Europe in which countries? Thanks.

Mohandas Pai: Well, the normal wage inflation on an overall basket basis has been between 10-15% on salaries payable in India and about 3-5% on salaries payable overseas. Salaries payable overseas are typically 30% of revenues and salaries payable in India are about 12-13% of revenues. So, if you work out that impact on that basis, the impact on the revenues could be between 2-3%, which are typically insulated by partially by reduction in other cost of revenue and by declining G&A expenditure. So, to the extent that we are able to have a blended rate, which is higher because of going up the value chain in terms of increased business from package implementation, other hired value services which have greater margins, this could be insulated. And exactly what we have been doing expect that last year when the margins came down from 30% to 26%, there were huge pricing declines of 6-7% per year plus the rupee appreciated by 4-5%. So, this had a significant impact over the last two years and that is why margins came down. Now, as far as growth in Europe is concerned, I will request Basab, head of worldwide sales to add his bit.

Basab: Thanks Mohan, this is Basab. In Europe, Europe is actually one of the first business units that was formed under the restructuring plan that we just concluded. So, it has been actually in that structure for about a year, and some of the measures that we have taken in the market have yielded results. We have significantly increased our presence in the market in the quality and number of our people in the field and that has yielded positive results for us in Europe.

Male participant: Can you go into specific by countries, where do you see the strongest trends in Europe today, and then may be you can go into some details in terms of, you know, your head count in Europe and may be the number of sales people that you have in the continent as well?

Basab: I will just give you some color on the country by country growth. The UK has been definitely our strongest market in Europe. If you look at our growth this quarter over last quarter, UK was 26% sequentially actually and we are also making strides in newer markets like Switzerland and overall there is, you know, bullishness across the continent of course in terms of our revenue and hopefully as the economy improves next year, the efforts we have made in the market and the continent, Germany, France, and some of the other countries will also pay dividends.

Male participant: Do you have any comments on my question regarding turnover rates?

Hema Ravichandar: The turnover rate was 10%. We had seen a slight increase from 9-10% since the last quarter. Primarily the reasons for attrition continue to be the same, better opportunities, higher studies, and of course personal reasons.

Male participant: Thanks.

Moderator: Our next question comes from Adam <name not audible> from UBS. Please go ahead.

Adam: Thank you. Good afternoon. Just a couple of questions on the pricing pressure. I know, you alluded to it a couple of times but you said it was relatively stable, onsite was a little bit down but no cause of concern. Can you just clarify how much was down and why it is not a cause of concern? And then taking it to the next level, when do you expect it to actually increase, and do you expect the increase anytime soon and what would make it go up?

Mohandas Pai: Onsite came down sequentially by 0.6% and offshore was stable, offshore went up slightly but it is too insignificant a percentage. On the blended base, it was 0.7%. As far as the second part of your question, I will ask Basab to answer that.

Basab: Our, just also, the reason why, you know, 0.6% is not significant is because when it is quarter over quarter, and also the service mix for Infosys can change quarter to quarter and the range of rates we have onsite could be different. So, there is absolutely no cause for concern in the onsite rate dropping. At the current time, we think that for the foreseeable future, we think prices will be stable. At some point, you know, we will come back to you and then let you know if we have the opportunity actually to take it up or we think pricing power is sort of returning to the vendors. But at this point we cannot say that.

Adam: What kind of things would you need to see in order to increase pricing? You know, just can you give us some benchmarks or some <not audible>

Kris: This is Kris. Some of the things we can probably look out for is inflation going up, wages going up in the market, client’s budget increasing, supply and demand situation, things like that. So, these are some of the external parameters we would also look for and at that point we may feel more comfortable, you know, going back to the clients for higher prices.

Adam: Okay. If I can just switch to the US operations for a second, can you talk about your US operations; how many people you have? Where they are basically dispersed? And what they are doing? And what do you expect their head count to be 12 months from now?

Male Speaker: We have about 4800 odd people who are outside India at this point in time of whom 3900 could be in the US, but you must remember that these are people who go there, a large number of these people go there for short term and come back, they are not permanent residents there. The permanent residents in the US could be anything between 400-600 people. And our model is predicated upon people going short term to the US for specifications, coming back here and doing the work here. So, we will always be having this kind of movement to and fro, but the significant thing is that we have been driving more work offshore, so to that extent our offshore effort is at 32.2% as against

35.6% the same quarter last year, I am sorry, onsite, this is the onsite effort. We managed to drive more work offshore and this is helping us in terms of being more competitive because it results in greater value for the client in terms of better percentage margins though it may not be on a per capita basis.

Adam: Okay, do you, what is the head count that you predict for 12 months from now in the US, the permanent head count of 400-600 people number, what would that be in a year?

Male Speaker: Well, we do not think the permanent head count would increase in any significant manner, because that is not the model that we operate. We have a bench onsite, you know, for 4800 people, we could have an un-billed bench of something like 100-110 people. We do not think this unbilled people would increase in any significant manner.

Adam: Okay, last question, can you also talk about any M&A plans that you have where you think you need to beef up your current operations?

Male Speaker: Yeah, we do have M&A plans all the time, you know, we have a team which works full time on scanning the landscape to see what is a good company to invest in. And, you know, it takes some time, they scan it. We need to have a candidate which meets with cultural compatibility issues that we have and culture also means that they must be able to have good growth rate, good margins, very clean balance sheet, good management, it is a long list. So, we have .........

Adam: Are you focusing your efforts on geography or skill sets at this point?

Male Speaker: No, I think, we focus both in the Asia-Pacific, Europe, and in America, and we have seen like our CEO said about 130 companies over the last three to four years, we came close to some acquisitions in two or three cases but we finally made it in Australia, and you know, we fell in love at first sight down under because of the thunder down there and it has worked out. And basically it was a perfect match, because it is a great company, well run, well managed, very good margins, and good scope for growth.

Adams: Okay, thank you very much. I appreciate you answer my questions.

Moderator: Our next question comes from <name not audible> from Danny Montgomery. Please go ahead.

Male participant: Good afternoon. I had a couple of questions on your move up the value chain. Could you talk specifically about the nature of the contracts out there these days in terms of are you having to compete against Accenture and IBM on just general contracts that have an offshore component or are these exclusively offshore centric deals.

Basab: This is Basab. I would say that we end up competing against them on select deals of both kinds, both outsourcing deals where the company has sort of made up its mind that they want to do this offshore, and also system integration deals where the company perhaps does not care as much where the work gets done, but are definitely interested in getting a quality product on time at a decent price.

Male participant: Actually the nature of my question has more to do with what are the kind of deals out there? Are the clients separating deals between onsite and offshore or are they looking for just the best solution, and then bringing in different vendors to bid on these contracts not really caring how the project is executed?

Basab: I think currently in the customer mind there is a very high awareness of the global delivery model and the price performance benefits of being able to leverage offshore. So, in fact in almost in every situation the customer is designing needs from the assumption that a part of it, you know, substantial part of it will be delivered offshore, and in a sense therefore the offshore is becoming sine qua non, a sort of prerequisite in most deals, and is very inherent, having decided that offshore is part of it. Typically, the companies chose to call some offshore pure players like Infosys and others and of course call a couple of the bigger incumbents so that is typically the mix that we see when there is a outsourcing strategy being played out.

Male participant: This would be also on some of the maintenance type contracts or does that tend to be more the domain....

Basab: No this is across the board, this could be for maintenance, this could be for enterprise deployment of SAP Oracle, this could be for app (application) development, this could be for infrastructure, I think the important thing is that this is now applying across the board, across services, and every major situation the customer is asking for offshore, in fact there is one situation where a very large automotive company is bidding for its benefits thing to be outsourced, you know, 401K plans, and they are insisting that that supplier also be offshore, so I think they are seeing the offshore sort of permeating into the supply chain of every company.

Male participant: So comparatively how has the landscape changed, are Accenture and IBM more competitive today on the offshore front or would you say the environment is very similar to say two or three quarters ago?

Basab: Well, the incumbents are very reluctant offshorers because the offshore model is fundamentally disruptive to them and usually they are going into offshore because the customers are leading them by the nose to doing that, and what is happening is that while they are offering offshore it generates a lot of inherent conflict of interest internally between the local operations and the offshore operations and we believe that it leads to lot of disruption, so I think in a sense the rules of the game have changed, offshore is a way of life and a company like Infosys whose organic model is offshore are fundamentally better place than those whose model is onsite centric and now are being forced by the market place to change the way they do things.

Male participant: Okay, and I have a very general question again in terms of moving up the value chain, what are some the challenges you as a company face when you take on some of these higher end systems integration engagements, is it more the execution of the onsite offshore model driving resources offshore or other management challenges that you face in some of these larger and more sophisticated contracts?

Nandan: I think, you know, at the end of the day moving up the value chain is nothing but delivering service to the customer, the customer perceive that these services deserve paying a better price and that is really what value chain is all about right, it is all about getting better prices, and we think that there are number of ways to get those better prices. What we are trying to do is along with our organizational restructuring we are bringing a lot more focus on the solutions approach where our business units are encouraged to go the market with specific solutions that are perceived by the customer of higher value, we are focusing on working in alliances. We have stepped up our alliance activity, we have an alliance team working with majors like Microsoft, SAP, Informatica, and many others, and we are of course looking at potential acquisition, so I think we also, you know, we have a very strong stock pile of technological R&D from our R&D labs called Set Labs and now we are looking at leveraging that intellectual property to make our customers businesses more efficient and more effective. So I think essentially for us going up the value chain is differentiating through solutions, through intellectual properties, through alliances, through acquisitions, and essentially creating much better solutions so that customers are willing to pay more money.

Male participant: The amount of effort onsite offshore does that tend to be pretty similar to your other type of work or is that more heavily weighted to onsite at this point or will move offshore overtime as you develop your delivery.

Nandan : Well different services do tend to have a different ratio of onsite and offshore, for example in our enterprise systems it tends to be almost close to 50-50, but I think one of the things that we are doing is that we are looking at each service value chain and desegregating its components and trying to understand which of them are best done locally and which of them are best done offshore, so as we go up the experience curve in each service we will expect the offshore content to go up and in any case since this is a gradual shift in the mix, it does not change that much the overall onsite offshore mix and therefore does not really materially impact the cost structure.

Male participant: Okay, just one final question on wages, when is the wage hikes going to affect in this fiscal year and also any impact from the poaching or perceived poaching by some of the larger integrators in India causing the turnover rate to go up a little bit?

Nandan: Typically our salary increases happen in the month of April for the new financial year, but if you have noticed our compensation pattern in the last couple of years, it is increasingly gone to a variable compensation linked to individual business unit and corporate performance, and therefore if the company does better then employees also get paid more and thus the alignment of interest, so that is as far as the compensation goes. To the other question, yes, you know, our attrition has gone up compared to last year, we are losing some people but we are taking every effort both in terms of addressing employees needs as well as their you know aspirations to make sure that we retain the best and the brightest.

Male participant: Okay, thank you.

Moderator: Our next question comes from Mithali Ghosh from Merrill Lynch, please go ahead.

Mithali Ghosh: Yeah hi, just focusing a bit more on the moving up the value chain, you know, you did mention Nandan that essentially it means getting higher prices for you know the work that is done probably providing more solutions, so is it fair to assume that you know while moving up the value chain would assume higher prices, it is not necessarily going to result in higher percentage margins, and to that extent Infosys is really focusing more on actually profit growth than percentage margins?

Nandan: Well, obviously, I mean, if you deliver higher prices with a lot of onsite resources and their costs are also high, then the margins would be lower, so when we look at this value chain we are looking at both improvement of the prices as well as improvement of the contribution from each effort.... man month.

Mithali Ghosh: No, I guess what I am driving at is the fact that you know for example consulting while it is likely to get much higher prices, typically one finds the margin percentages of all the leading global consultants being much lower, so you know the more services which are likely considered higher up the value chain like IT outsourcing, systems integration, consulting, etc., are not they all typically lower margin percentage in nature?

Nandan: Which one?

Mithali Ghosh: Systems integration, consulting....

Nandan: No, I think we have to you know look at this with a fresh mind set, what we are saying is that essentially the whole business of fulfilling customers through IT services is going through a paradigm shift, and essentially every service that you can deliver to the customer in the old fashioned way can now be reconfigured to be delivered using the global delivery, and that is really what we are doing, and we believe that therefore the historic margins may or may not be applicable as we reconfigure these services, and even in consulting while I agree with you that consulting onsite would not have the same margins, though they will have high price points, the whole idea of that consulting is to generate downstream business and because it is driven from a consulting assignment rather than a pure outsourcing relationship. The idea is that not only do we get higher prices on the consulting, but we get higher prices on the downstream work which will be done offshore which will have good margins so I think that is really the strategy.

Mithali Ghosh: Okay, second question is really on you know your guidance for next quarter, which if we exclude the revenues from the acquisition that you have made then we are really looking at fairly muted 3% kind of quarter on quarter growth, so I just wanted to understand what are the uncertainties that you are really building into this guidance and if you could take us through some of the bottlenecks that you think might happen.

Mohan: We think that business is basically about managing constraints, one of the constraints that we had in the first two quarters was lack of adequate people to meet the aspiration of clients, so we have added on a lot more people, we want to grow a bench to meet any sudden requirements of clients but to that extent that constraint is slightly reduced. The second constraint could be our ability to increase our sales and selling force. Our guidance is based upon what we see as on date, but you must remember, we are at the beginning of the quarter, as the quarter progresses the revenues become that much more clear. Beginning of the quarter, we typically have about 85% to 90% clarity on the revenues in terms of income, which is there and which can be felt as the quarter goes on, it increases in most cases, so you must see our guidance in this context.

Mithali Ghosh: But Mohan if you have 85 to 90% clarity then to that extent is not that a fairly high visibility that one has?

Mohan: Yeah Mithali, we are...

Mithali Ghosh: You know what I am trying to get at is, yeah...

Mohan: Mithali let me explain this, we are system based, we have got a system on which all project managers put in their expectations of revenue, and whatever the system says is what we stand up and talk, and we tell our sales force to go all out and to sell, and you know they try their best to increase the revenue and we work like that but our guidance is based upon what is there on the system and typically this is the ratio that we have seen.

Mithali Ghosh: Right, I guess one question for Basab, what is it that is really driving the demand that you are seeing at this point in time, and you know how sustainable do you feel this really is? Is it that people are really doing a lot of development work or are they still focusing on outsourcing some of the maintenance, you know, another concern I have is on package implement which tends to be a bit volatile, I mean, I was wondering whether because package has gone up this quarter, you know, is it one of the reasons why next quarter could be a bit muted?

Basab: The prime driver of demand growth is that offshore is now mainstream in this industry. There is almost no CIO today who is either not doing offshore outsourcing in his shop or is not being questioned by his CEO on when he is going to start. So it is so mainstream that you know it cuts across industries, it cuts across all kinds of service offerings, whether it is package implementation, development, maintenance what have you, so I would say this is a secular increase in demand for offshore outsourcing that will, and in the last two years in a fairly depressed IT spend environment you have seen how we have grown and how the whole offshore outsourcing part of the industry has grown. In the coming years, if the economy improves and if IT spends improve, we think the good days will continue.

Mithali Ghosh: Right, so you are seeing not so much of new development work?

Male Speaker: Yeah, Mithali can we hold your questions and we will come back to them after we go through the other questions also waiting.

Mithali Ghosh: Okay sure.

Male Speaker: Thanks a lot. Alfa, we will go to the next caller.

Moderator: Yes, our next question comes from David Grossman from Thomas <name not audible>Partners. Please go ahead.

David Grossman: Thank you, if I could just ask a couple of questions about the expenses, I think Mohan you talked about the sequential gross margin compression being partially result of bonuses, variable compensation, can you help us understand how the variable compensation flows through the P&L and is there some seasonality to it and you know what impact it may have on margins going forward?

Mohan: David, we have configured our compensation plan in such a manner that above a certain base level of revenue the inflow of compensation to employees is higher in the growth rate of revenue from that point. This is to make sure that we are insulated on the way down and at the same time, at the way up, the credit to them is much higher than the growth rate of revenues. So we think that if we grow revenues faster than the way we are budgeted it means that our expense level in other areas would be less, to what extent we can afford to pay more to our employees and by this we align our employee interest almost perfectly with us. For examples in this quarter, the total employee cost as a part of our cost of revenues was at 45.4% as against the last quarter when it was 43.6%. So there has been an increase, there has been an increase of something like 1.8%, and this has come entirely because of the bonus factor which kicked in. The bonus is on three grounds, first is that we have a bonus for the growth of revenues at the corporate level, second the bonus is paid on the unit performance along with the margin level, and the third is based upon individual performances, so we have a detailed set of metrics which kicks in and the model works quite well to align interest. We have countered increasing employee cost because of variable cost by making sure that other costs have come down, you noticed that other cost of revenue have, I mean, gross margin has declined by 0.4% whereas the employee cost has gone up by 1.8%, so 1.4% has been the decline in other cost of revenue, by this I think we have a good model going forward.

David Grossman: So, I mean, just may be just going to another line item looking at the amortization expense, just addressed for a minute, that seems to have you know bounced around, is there some variability in that number as well?

Mohan: No, the amortization was very specific to an event that happened this quarter, we had a review of our banking group and we felt that the treasury product did not have the carrying cost it had on the balance sheet, so we accelerated amortization in this quarter. Right now we do not have any intangible assets to amortize.

David Grossman: So going forward what would we expect on a quarterly basis from amortization.

Mohan: Well I think from amortization, we do not have any intangible assets to amortize so there is nothing to amortize. In terms of deferred stock compensation we had a small amount and even that is gone so both these balances become zero.

David Grossman: Okay and how much was the incremental piece that you took of the assets that you amortized during the quarter?

Mohan: This quarter we had amortization of 2.6 million dollars as against 3.3 million dollars, and the extra amount that we took was something like about 1.2 million dollars this quarter compared to what would have happened in case we did not have this acceleration.

David Grossman: Okay, and then just on the tax rate, can you give us a sense of how that may trend you know next year, I guess you did 16 and a half, you know, it has been bouncing around again this year. Can you give us a sense of what it may look like next year?

Mohan: Yes we have two streams of revenue on which we pay tax, one is offshore revenue, and a significant, very significant part of the offshore revenue is exempt from tax till 2009 with declining percentages from 2007 onwards, next year that is fiscal year 2005 a part of our facilities will come into the tax net but that will be to the extent of only 6 to 7% of revenues, which should not be significant, our offshore tax is basically based upon the other income that we have, the nonoperating income that we have, the nonoperating income would be taxed at 35%. On the onsite basis, our tax rate to revenues has been something like 3.7%, so this year I think we will have something like 14 to 14.25% of tax compared to on pretax and going forward that percentage should not shift significantly.

David Grossman: Right, I am sorry, I guess I did not follow all those numbers, so going forward you know I think you just reported at least on the US GAAP a tax rate of about 16.5%, I mean, is that a good number for 05, or do you think based on some of the parameters you just outlined that goes up?

Mohan: I think going forward barring any increase in nonoperating income which we cannot elicit now because of exchange variation, because that will trigger a tax charge on that, we should expect something like may be 14 to 14.25% on the pretax income.

David Grossman: Okay, and you know in terms of the head count you had pretty robust additions obviously during the quarter, can you give us the sense of kind of what you would expect to add in the fourth quarter in terms of head count?

Hema: Hi, this is Hema here, we expect to add another 1500 employees in the fourth quarter.

David Grossman: Is that net or gross?

Hema: Gross, excluding of course Progeon and Infosys Australia.

David Grossman: I am sorry including or excluding?

Hema: Excluding Progeon and Infosys Australia.

David Grossman: Okay, and may be one question for Nandan, you know, I know there have been several questions on the general pricing environment and you know looking at your unit volume growth which has been you know extremely high over the last several quarters and I think others in the industry experiencing similar volume growth, I think we can arguably say that demand trends are extremely strong right now and looking at some of the various numbers which seem to appear that there is some constraints you know on supply as well, so, you know, since we have pretty favorable environment right now and I know you have talked about pricing stability but have been somewhat reluctant to talk about the ability to raise prices, what is the governor right now on pricing going up given what appears to be a very favorable environment right now both from the supply and a demand perspective.

Nandan: I think there are really two or three factors for pricing going up, one is obviously if the demand supply becomes stark in the sense that there is, you know, shortage of skills, shortage of people and that drives the prices up, now frankly I do not see why that should happen in a hurry because if you go back to the 90s I think when this offshore model was not fully recognized, I can understand that you know pricing could have gone up because of shortages, but in today’s model with global delivery being accepted as the, you know, the global approach for outsourcing and its difficult and supply being quite high, it is not clear to me why pricing should up from a demand supply perspective. The second thing is that pricing can go up if our customers start loosening their pursestrings, but you know our customers themselves are facing, continue to face immense pressure in terms of raising their prices and raising their growth, so they obviously would like to keep a tight lid on what they buy from their vendors. So I think really the best way for us to do something about pricing is really to change the value perception of what they buy from us which is why our whole effort internally to focus on business solutions, to focus on alliances, to focus on leveraging IP is that if we really can sort of unlock the intellectual capital of what we have and come up with better solutions and convince the customer that these better solutions merit better price that is the best way that you can get pricing forward and not really based on macro issues.

David Grossman: And it sounds like from your comments earlier in the call that you think that you can continue to do that without having to change the mix of effort onsite versus offshore.

Nandan: Yeah, I mean, I think it is really, a lot of that has to do with the scale of operations, you know, the fact is that we have may be 5000 odd people onsite and another 15 to 17000 people offshore, and even if you want to embed a lot of solution activity inside that and that requires onsite to go up by a few hundred people it won’t really make a difference on the macro balance sheet.

David Grossman: I see, okay thank you very much.

Moderator: Our next question comes from Mr. Mahesh from SSKI. Please go ahead.

Mahesh: Yeah hi, I have couple of questions, first thing is, your product revenues have come down from 290 million rupees in the fourth quarter last fiscal to about 80 million this quarter, what exactly is happening in that business, and secondly I wanted to understand what is the strength life of the consulting business in terms of number of people currently and where are they located?

Male Speaker: You said that product revenue has come down this quarter compared to the previous quarter, is that what you are saying?

Mahesh: No, it has been coming down for sometime, in fourth quarter it was almost 290 million rupees which has come down to 80 million.

Male Speaker: Oh yes, okay, yeah it has come down from 8.7 million dollars to 7.25 million dollars this quarter and that is because the banking business, the enterprise banking business has been flat for sometime, and you know the revenue recognition is choppy because even though you may bill and get revenue, recognition is spread over the implementation phase, so there has been some choppiness but the business has not been growing, what is the second question?

Mahesh: The second question is relating to consulting business strength. What is the current strength in terms of number of people of consulting business?

Kris: We have about, from pure business consulting perspective we have about 120 people.

Mahesh: And where they are based out of?

Kris: They based out all over the world actually, you know, in all geographies they are present, in the new structures they are present in the different business units also.

Mahesh: Okay, just like your offshore business bench does the consulting bench also lie in Bangalore?

Kris: Yeah, we are doing some of the back office research with a small group in Bangalore.

Mahesh: Okay, fine, thanks a lot.

Moderator: Our next question comes from Michael Zim from <name not audible> Research. Please go ahead.

Michael: Hi, I just wanted to ask you all a short number of questions, what percentage of your European business is based in the UK?

Male Speaker: All this data is on a fax sheet that we have on the web, our UK business is 8.4% of revenues.

Michael: Excellent, thank you. There is another piece of information, which is also missing from the fax sheet, which is the annualized offshore and onsite per capita rise, given last quarter on the call has been 131 and 54k annualized, so I was just wondering what they were for the quarter please?

Mohan: I will just give you the number.

Michael: Yes.

Mohan: I will just give you the number in a minute, just hang on for a minute.

Michael: Okay and just finally, I know, you had like an enormous amount of questions on pricing, but just for, asking one final one, in the fourth quarter in fiscal 02, you had a pricing drop of 4.8% overall, and then last year had a 5.1% in the first calendar quarter, what you are saying is that you don’t expect a drop of, you are expecting a drop of 0% basically in the third quarter this year despite 5% drops in the last two years in a row?

Mohan: Yeah, this quarter we had 130,269 dollars as against 131,110 dollars on an annualized basis, 0.6%. Yes, the fourth quarter of last year we had a drop in per capita revenues both onsite and offshore. There were many reasons for that, one reason was that some clients came back and renegotiated asking us to take incremental business because their year runs from January to December whereas our year runs from April to March that is one, and the second reason was there was some pricing decline because of some shift in businesses, some of the per capita, higher per capita revenue business has come down during that period, it does not mean there is a trend that every fourth quarter there would be a decline, nor a trend that every first quarter of the subsequent year there would be an increase. We do think that at this point of time, the prices are stable but on quarter on quarter basis there is a possibility of a variation because of the fact that there are different per capita rates for different revenues and depending upon which part of the revenue would grow we would see some slight change.

Michael: I see, and Sir the other, the offsite number was not given...?

Male Speaker: Yeah, the offsite number second quarter was 53,980 and the third quarter is 54,007

Michael: Okay excellent, thank you very much for that.

Moderator: Our next question comes from Ashish Badani from Green Murray. Please go ahead.

Ashish: Good evening, nice quarter, my question has to do with operating margin, to the company’s credit operating margin is above that of industry peers, in your view, would it be a reasonable expectation that the current range should narrow overtime, and secondly does Infosys believe that its investments strategy is broadly comparable with the same set of peers, more aggressive or less? Thank you.

Nandan: We would think that in any industry the operating margin would be in a range with very high quality companies being at the top of the range, and you know going forward that would be the story and it is our intention to make sure that operating margin is at good levels, and as far as investment goes, yes, we hear this statement from some competition that they are making significant investment in sales and marketing. We have 264 people outside India selling all the time, very high quality people. We make significant investments in them, for example, our sales and marketing is at 7.5% that is 75 million dollars on a billion dollars of revenue, which is significant for a company of our size. So, we intend to invest in sales and marketing on ongoing basis, and we shall do what is adequate investment to make sure that the model is robust and strong.

Ashish: Thank you.

Male Speaker: We have time for just one last question. Gans.

Gans: Yes, I was actually thinking that we will conclude at this point, do we have one last question Alfa?

Moderator: Yes, we have George Price from <entity not audible> Online.

George Price: Hi, thank you actually at this point all of my questions have been answered.

Gans: Okay thank you George. Thank you Alfa. Thank you ladies and gentlemen for participating in this call. We look forward to speaking with you in the course of this quarter, and then after that of course when we announce results for our year and quarter ended March 31, 2004, which would be in early April, thanks and have a great day.

Moderator: Thank you ladies and gentleman. This concludes today’s teleconference. Thank you for participating. You may now disconnect.